Nicole C. Brookshire

T: +1 617 937 2357

nbrookshire@cooley.com

August 27, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Barbara C. Jacobs
Gabriel Eckstein

RE: Alarm.com Holdings Inc.

Ladies and Gentlemen:

On behalf of Alarm.com Holdings, Inc. (the “Company”), we are transmitting Confidential Draft Submission No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2014, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Eckstein.

The Amendment is being filed in response to comments received from the Staff by letter dated July 9, 2014 (the “Comment Letter”). Set forth below are the Company’s responses to the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Prospectus Summary

Selected Risks Affecting Our Business, page 8

1.	Regarding your response to prior comment 3, when known, please expand to disclose the aggregate amount that will be beneficially owned by your key stockholders.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Amendment. The Company intends to complete the information in a pre-effective amendment to the Registration Statement to be filed prior to the distribution of preliminary prospectuses.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

Attn: Barbara C. Jacobs

          Gabriel Eckstein

August 27, 2014

Page Two

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 55

2.	We note your response to prior comment 4. Please provide support for your claim of leadership in the first sentence where you state that you “are the leading cloud-based software platform” and similar statements elsewhere in your prospectus.

Response:

The Company acknowledges the Staff’s comment and has supplementally provided the Staff with the factual support for the indicated statement.

Key Metrics, page 58

3.	Please disclose the substance of the first two sentences of your response to prior comment 12 in which you state that you do not have exact data around commercial properties using your services and that less than one percent of your subscribers subscribe to commercial service plans.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 of the Amendment.

******

Please fax any additional comment letters concerning the Amendment to (617) 937-2400 and direct any questions or comments concerning the Amendment or this response letter to the undersigned at (617) 937-2357.

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Stephen Trundle
Jennifer Moyer

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM